SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                      for the year ended December 31, 2006

                                       Or


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            for the transition period from --------- to --------------


                      Commission file number    1-11507
                                             ----------

                 John Wiley & Sons, Inc. Employees' Savings Plan

                   Index to Financial Statements and Schedule



                                                                        Page No.
                                                                        --------

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Benefits
  as of December 31, 2006 and 2005                                             2

Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 2006 and 2005                      3

Notes to Financial Statements                                              4 - 8

Supplemental Schedule:*

  Schedule H, Line 4i -   Schedule of Assets (Held at End of Year),
                          as of December 31, 2006                              9

Signature                                                                     10

Exhibits:

23      Consent of Independent Registered Public Accounting Firm              11






* - Schedule required by Form 5500. Those that are not applicable are not included.

                                      - 1 -
             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan ("the Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP


New York, New York
June 25, 2007

                 John Wiley & Sons, Inc. Employees' Savings Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 2006 and 2005



                                                    2006              2005
                                                    ----              ----

Investments, at Fair Value (Notes 2 and 3)     $167,064,423      $143,148,016
Participant Loans                                 2,721,887         2,469,390
                                                -----------       -----------


Net Assets Available for Benefits              $169,786,310      $145,617,406
                                                ===========       ===========



















    The accompanying notes are an integral part of the financial statements.



                                      - 3 -


                 John Wiley & Sons, Inc. Employees' Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                 For the Years Ended December 31, 2006 and 2005


                                                                                               December 31,
                                                                                          2006              2005
                                                                                          ----              ----
Additions:
     Realized and unrealized appreciation of investments: (Notes 2 and 3)
       Unrealized gain on investments                                                 $ 8,690,130       $ 4,412,155
       Net realized gain on investments                                                   604,191           220,243
                                                                                     ------------      ------------
       Net appreciation in fair value of investments                                    9,294,321         4,632,398

     Interest and dividend income                                                       7,902,602         5,002,861
     Interest on participant loans                                                        106,674            87,820
     Contributions:
       Participant                                                                     11,227,380         9,853,829
       Employer                                                                         3,136,325         2,930,046
                                                                                     ------------      ------------

       Total contributions                                                             14,363,705        12,783,875
                                                                                     ------------      ------------

     Merger of Plan Assets  (Note 5)                                                       ---            5,759,225
                                                                                     ------------      ------------

     Total Additions                                                                   31,667,302        28,266,179
                                                                                     ------------      ------------

Deductions:
       Distributions to participants                                                    7,498,398         7,086,164
                                                                                     ------------      ------------

Net Increase                                                                           24,168,904        21,180,015

Net Assets Available for Benefits, beginning of year                                  145,617,406       124,437,391
                                                                                     ------------      ------------

Net Assets Available for Benefits, end of year                                       $169,786,310      $145,617,406
                                                                                     ============      ============





    The accompanying notes are an integral part of the financial statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(1)  Description of the Plan:
     ------------------------

          The following represents only the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan"), as amended, and is presented to assist in understanding the Plan's financial statements. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     General -

          The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Administration -

          The Benefits Administration Board of John Wiley & Sons, Inc., (the "Plan Administrator") administers the Plan. The Company's Board of Directors appoints the members of the Benefits Administration Board.

          Vanguard Fiduciary Trust Company ("VFTC") holds the Plan's assets in trust.

          The Plan's assets are managed by an affiliate of VFTC and by Friess Associates.

          The Company pays the Plan's administrative expenses.

     Eligibility -

          Each employee is eligible to participate in the Plan on the first day of the calendar quarter after completion of six months of service, or the first day of any month thereafter.

     Vesting -

          A participant's contribution plus actual earnings thereon is fully vested and non-forfeitable at all times. The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon attaining age 65, at retirement, upon total disability or death, or upon completion of three years of participation or three years of service. After one year but less than two years of participation, 34% of the Company's contribution becomes vested. After two years but less than three years of participation, 67% of the Company's contribution becomes vested. After three years of participation or three years of service, 100% of the Company's contribution becomes vested.

     Contributions -

          A participant designates between 2% and 25% of his or her base salary plus overtime to be invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 100% of the first 2% of each participant's contribution plus 25% of the next 4% contributed.

          No more than 25% of a  participant's  compensation  can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-deferred. The deferred cash contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2006 amounted to $15,000. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make "catch up" contributions. In 2006, participants over 50 years of age could contribute a maximum of $20,000.

     Forfeitures -

          Participants who are not fully vested at the time they terminate their employment forfeit the non-vested portion of their account at the time of termination. However, the non-vested amount will be restored to the participant's account if the participant is re-employed within 5 years. The amounts forfeited are used to reduce the Company's contribution. In 2006 and 2005, no forfeitures were used to reduce Company contributions. At December 31, 2006, forfeitures totaling $193,334 were available to reduce future Company contributions versus $89,082 at December 31, 2005.

     Investment Options -

          Funds in which contributions can be invested, as well as each fund's investment objective, are described below.

               o the Vanguard 500 Index Fund seeks long-term growth of capital and income from dividends by investing in all 500 stocks that comprise the S & P 500 index
               o the Vanguard Wellington Fund invests in a diversified and balanced portfolio of bonds and common stocks, seeking income and long-term growth of capital without undue risk
               o the Brandywine Fund seeks long-term capital appreciation. It invests primarily in the stocks of companies that have proven records of profitability and strong earnings momentum
               o    the Vanguard  Explorer  Fund,  seeking  long-term  growth of capital, invests primarily in common stocks of small capitalization companies with prospects for above-average growth
               o the Vanguard Federal Money Market Fund seeks to maintain a stable share price and a high level of income by investing in short-term securities issued by the U. S. Government and its agencies
               o the Vanguard Total Bond Market Index Fund seeks a high level of interest income by investing in a large sampling of bonds that match the key characteristics of the Lehman Brothers Aggregate Bond index
               o the Vanguard International Growth Fund invests primarily in the stocks of established non-U. S. issuers in order to achieve long-term growth of capital
               o the Vanguard Windsor II Fund invests in the common stocks of a diversified group of out-of-favor stocks of large-capitalization companies, seeking long-term growth of capital and income from dividends
               o the Vanguard Morgan Growth Fund seeks long-term growth of capital, investing primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles
               o the Wiley Stock Fund invests solely in the Class A Common Stock of the Company and seeks long-term growth of capital through increases in the value of the stock and the reinvestment of its dividends.
               o the six Vanguard Target Retirement Funds seek to provide capital appreciation and current income consistent with its current asset allocation.

     Investment of Contributions -

          A participant can invest his or her contribution and the Company's matching contribution in 1% multiples among any combination of sixteen available investment options, which include a choice of fifteen mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25% of the participant's total contribution. Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

          A participant is permitted to change the allocation of his or her contribution daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

     Payment of Benefits -

          Withdrawals by participants of their account balances are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

     Termination of Employment -

          Upon termination of employment, a participant has the option of receiving the balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct "roll over" into an individual retirement account or another qualified plan. If the participant's balance is at least $5,000, it may be left in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

          Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service, or (c) at age sixty-five or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a five, ten, or fifteen year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each includes income credited to the participant's account balance before the installment amount is calculated.

     Participant Loans -

          Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2006 ranged from 2.52% to 10.0% per annum. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)  Summary of Significant Accounting Policies:
     -------------------------------------------

     Method of Accounting -

          The books and records of the Plan are maintained on an accrual basis.

     Use of Estimates -

          The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition -

          The Plan's investments are stated at fair value, except for participant loans. Shares of mutual funds of registered investment companies are valued at quoted market prices and represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus any uninvested cash position). Participant loans are stated at cost, which approximates fair value.

          Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

          Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

     Payment of Benefits -

          Benefits are recorded when paid.

(3)  Fair Value of Investments:
     --------------------------

     The fair values of investments that represent 5% or more of the Plan's net assets on December 31, 2006, and the comparable values on December 31, 2005, are as follows:

                                                                                      2006              2005
                                                                                      ----              ----
            Vanguard Wellington Fund                                              $32,694,032       $28,915,326
            Vanguard 500 Index Fund                                                30,814,605        27,927,182
            Vanguard Explorer Fund                                                 16,703,599        15,731,193
            Brandywine Fund                                                        15,292,438        13,530,280
            Vanguard Total Bond Market Index Fund                                  14,054,510        12,053,938
            Vanguard Federal Money Market Fund                                     14,091,893        11,766,537
            Wiley Stock Fund                                                       11,757,563        11,472,741
            Vanguard Windsor II Fund                                               10,094,734         8,631,043
            Vanguard International Growth Fund                                     12,464,986         8,606,784

     During 2006 and 2005, the Plan's investments (including gains and losses on
     investments   bought   and  sold  as  well  as  held   during   the   year)
     appreciated/(depreciated) in value as follows:

                                                                                      2006              2005
                                                                                      ----              ----

            Mutual Funds                                                           $9,426,470        $3,484,592
            Wiley Stock Fund                                                         (132,149)        1,147,806
                                                                                --------------    -------------
            Net Appreciation                                                       $9,294,321        $4,632,398

(4)  Tax Status:
     -----------

     In June 2002, the Company received a favorable determination letter from the IRS indicating that the Plan and related trust are designed in accordance with Section 401 (a) of the Internal Revenue Code (the "IRC"). The Plan has been amended on various dates since the determination letter was originally filed with the IRS. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Plan Merger:
     ------------

     On November 30, 2005, all the assets of the Sybex Inc. Profit Sharing and 401 (k) Plan (the "Sybex Plan") totaling $5,759,225 were merged with the assets of the Plan. This included investments in mutual funds of $5,743,488 and participant loans receivable of $15,737. The Company had acquired substantially all the assets of Sybex, Inc. in May 2005.

(6)  Plan Termination:
     -----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)  Risk and Uncertainties:
     -----------------------

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(8)  Related Party Transactions:
     ---------------------------

     Certain of the Plan's investments consist of shares of mutual funds managed by an affiliate of VFTC. VFTC acts as Trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.


                                      - 9 -


                 John Wiley & Sons, Inc. Employees' Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2006


EIN:13-5593032
Plan Number: 002


               Identity of Issue                        Description of Investment                       Current Value
     *   Vanguard Wellington Fund                    Registered Investment Company                    $  32,694,032
     *   Vanguard 500 Index Fund                     Registered Investment Company                       30,814,605
     *   Vanguard Explorer Fund                      Registered Investment Company                       16,703,599
     *   Brandywine Fund                             Registered Investment Company                       15,292,438
     *   Vanguard Total Bond Market Index Fund       Registered Investment Company                       14,054,510
     *   Vanguard Federal Money Market Fund          Registered Investment Company                       14,091,893
     *   Wiley Stock Fund                            Company Stock Fund                                  11,757,563
     *   Vanguard Windsor II Fund                    Registered Investment Company                       10,094,734
     *   Vanguard International Growth Fund          Registered Investment Company                       12,464,986
     *   Vanguard Morgan Growth Fund                 Registered Investment Company                        5,328,803
     *   Vanguard Target Retirement 2005 Fund        Registered Investment Company                        2,451,130
     *   Vanguard Target Retirement 2015 Fund        Registered Investment Company                          250,583
     *   Vanguard Target Retirement 2025 Fund        Registered Investment Company                          468,670
     *   Vanguard Target Retirement 2035 Fund        Registered Investment Company                          311,907
     *   Vanguard Target Retirement 2045 Fund        Registered Investment Company                          204,013
     *   Vanguard Retirement Income                  Registered Investment Company                           80,957
     *   Participant Loans                           475 loans to participants with interest
                                                     rates from 2.52% to 10.0% and maturity
                                                     dates from 2007 to 2026                              2,721,887
                                                                                                         ----------

         Total Investments                                                                             $169,786,310
                                                                                                     --------------

* - Indicates a party - in - interest to the Plan

See Report of Independent Registered Public Accounting Firm

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             John Wiley & Sons, Inc.
                             Employees' Savings Plan
                             -----------------------
                                  (Registrant)


                            By: /s/ Vincent Marzano
                               --------------------
                                Vincent Marzano
                          Vice President and Treasurer
                      Benefits Administration Board Member

                                                                      Exhibit 23


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93691, 33-60268, 2-65296, 2-95104, 33-29372, and 33-62605 on
Form S-8 of John Wiley & Sons, Inc. of our report dated June 25, 2007, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule, which report appears in the December 31, 2006 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.




/s/ KPMG LLP



New York, New York
June 25, 2007